DRAFT OPINION

____________, 2012

AmericaFirst Quantitative Funds
c/o Gemini Fund Services, LLC
4020 South 147th Street
Suite 2
Omaha, Nebraska 68137

Ladies and Gentlemen:

Re:  AmericaFirst Quantitative Funds

We have acted as special Delaware counsel for AmericaFirst Quantitative Funds, a Delaware statutory trust (the “Trust”), in connection with the matters contemplated herein.  At your request, this opinion is being furnished to you.

We have examined and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below, including the following documents:

(a)

The certificate of trust of the Trust, which was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on February 17, 2012 (the “Certificate of Trust”);

(b)

The Declaration of Trust of the Trust, dated as of January 30, 2012, entered into by the trustees named therein, as amended on October 5, 2012 (as so amended, the “Trust Instrument”);

(c)

The Trust's Registration Statement on Form N-1A (the "Registration Statements") to be filed with the Securities and Exchange Commission on or about the date hereof;

(d)

Copies of certain resolutions (the “Resolutions”) adopted by the Trustees with respect to the approval of the Agreement (as defined below), including the issuance pursuant to the Agreement of certain shares of beneficial interest of the Trust with respect to the series and classes of the Trust identified on Exhibit A hereto (each a “Share,” and collectively, the “Shares”), which Resolutions were attached to a certificate of the [Secretary] of the Trust, dated as of ______ ___, 2012;

(e)

A Form of an Agreement and Plan of Reorganization and Termination to be entered into among the Trust, with respect to each of the series of the Trust listed on Exhibit A hereto, Mutual Fund Series Trust, with respect to certain of its series, and AmericaFirst Capital Management, LLC (the "Agreement"); and

(f)

A Certificate of Good Standing for the Trust, dated _____ __, 2012, obtained from the Secretary of State.

Initially capitalized terms used herein and not otherwise defined are used as defined in the Trust Instrument.

With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

For purposes of this opinion, we have assumed (i) that the Trust Instrument will constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including with respect to the creation, operation and termination of the Trust, and that the Agreement, the Trust Instrument and the Certificate of Trust will be in full force and effect and will not be amended, (ii) except to the extent provided in paragraph 1 below, the due organization or due formation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization or formation, (iii) the legal capacity of natural persons who are parties to the documents examined by us, (iv) that each of the parties (other than the Trust) to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents, (v) the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) the payment by each Person to whom a Share is to be issued by the Trust (collectively, the “Shareholders”) for such Share, in accordance with the Trust Instrument, the Resolutions and the Agreement and as contemplated by the Registration Statement, (vii) that the Shares will be issued and sold to the Shareholders in accordance with the Trust Instrument, the Resolutions and the Agreement and as contemplated by the applicable Registration Statement, and (viii) all conditions precedent set forth in the Agreement shall have been satisfied at the time of the issuance of the Shares.  We have not participated in the preparation of the Registration Statement and assume no responsibility for its contents.

This opinion is limited to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto.  Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1.

The Trust is validly existing in good standing as a statutory trust under the Delaware Statutory Trust Act, 12 Del. C. § 3801, et. seq.

2.

The Shares of the Trust have been duly authorized and, when issued will be validly issued, fully paid and nonassessable beneficial interests in the Trust.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statements.  In giving the foregoing consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,